

DHX MEDIA ENTERS INTO AGREEMENT TO SELL BUILDING ON BARTLEY DRIVE

Halifax, NS – 2 April 2019 – DHX Media (or the "Company") (TSX: DHX, NASDAQ: DHXM), a global children's content and brands company, has entered into an Agreement of Purchase and Sale to sell a building it owns on Bartley Drive, Toronto. The sale is part of the Company's ongoing strategic shift to focus and streamline its operations. Under the terms of the agreement, DHX Media has agreed to sell the facility for total consideration of $12.0 million. The transaction is expected to close on or about June 6, 2019 and is subject to customary closing conditions. Proceeds from the transaction will be used to pay down debt.

For more information, please contact:

Media: Shaun Smith – Director, Corporate & Trade Communications, DHX Media Ltd.
shaun.smith@dhxmedia.com
+1 416-977-7230

Investor Relations: Nancy Chan-Palmateer – Director, Investor Relations, DHX Media Ltd.
nancy.chanpalmateer@dhxmedia.com
+1 416-977-7358

About DHX Media
DHX Media Ltd. (TSX: DHX, NASDAQ: DHXM) is a global children's content and brands company, recognized for such high-profile properties as *Peanuts*, *Teletubbies, Strawberry Shortcake, Caillou, Inspector Gadget*, and the acclaimed *Degrassi* franchise. One of the world's foremost producers of children's shows, DHX Media owns the world's largest independent library of children's content, at 13,000 half-hours. It licenses its content to broadcasters and streaming services worldwide and generates royalties through its global consumer products program. Through its subsidiary, WildBrain, DHX Media operates one of the largest networks of children's channels on YouTube. Headquartered in Canada, DHX Media has offices worldwide. Visit us at www.dhxmedia.com.

Disclaimer
This press release contains "forward-looking statements" under applicable securities laws with

HALIFAX
5657 Spring Garden Rd.
Suite 505
Halifax, NS B3J 1H1
+1 902-423-0260

TORONTO
Queen's Quay Terminal
207 Queens Quay W.
Suite 550
Toronto, ON M5J 1A7
+1 416-363-8034

VANCOUVER
380 West 5th Avenue
Vancouver, BC V5Y 1J5
+1 604-684-2363

NEW YORK
370 7th Avenue
7 Penn Plaza
Suite 1701
New York, NY 10001
+1 212-293-8555

LONDON
1 Queen Caroline St.
2nd Floor
London, W6 9YD, UK
+44 020-8563-6400



respect to DHX Media including, without limitation, statements regarding completion of the disposition, expected use of proceeds from the disposition and the business strategies and operational activities of the Company. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include the ability of the Company to complete the disposition and other factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's most recent Annual Information Form and annual Management Discussion and Analysis, which also form part of the Company's annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

HALIFAX
5657 Spring Garden Rd.
Suite 505
Halifax, NS B3J 1H1
+1 902-423-0260

TORONTO
Queen's Quay Terminal
207 Queens Quay W.
Suite 550
Toronto, ON M5J 1A7
+1 416-363-8034

VANCOUVER
380 West 5th Avenue
Vancouver, BC V5Y 1J5
+1 604-684-2363

NEW YORK
370 7th Avenue
7 Penn Plaza
Suite 1701
New York, NY 10001
+1 212-293-8555

LONDON
1 Queen Caroline St.
2nd Floor
London, W6 9YD, UK
+44 020-8563-6400